Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

December 20, 2022

Via EDGAR

Sergio Chinos, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nextracker Inc.

Amendment No. 8 to Draft Registration Statement on Form S-1

Submitted November 22, 2022

CIK No. 0001852131

Ladies and Gentlemen:

On behalf of Nextracker Inc. (the “Registrant”), we hereby confidentially submit amendment no. 8 (“Amendment No. 8”) (also referred to as confidential submission no. 9) to the Registrant’s draft Registration Statement on Form S-1. Amendment No. 8 has been marked to show all changes made to amendment no. 7 (“Amendment No. 7”) (also referred to as confidential submission no. 8) to the Registrant’s draft Registration Statement.

Set forth below are the Registrant’s responses to the comments of the Staff of the Commission (the “Staff”) on Amendment No. 7, as set forth in the Staff’s letter dated November 30, 2022. The responses follow each comment and, where applicable, include page references to Amendment No. 7 indicating where disclosure has been added in response to the Staff’s comment.

Draft Registration Statement Amendment No. 8 on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 87

1.

Please identify the customers that account for 10% or more of revenue during the periods presented. Refer to Item 101(c)(1)(i) of Regulation S-K which sets forth the standard for disclosure of customer dependence. If the agreements or contracts with these customers are material, file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Sergio Chinos, Esquire

United States Securities and Exchange Commission

December 20, 2022

Response: The Registrant has updated its disclosure on pages 36, 96, 117 and 118 to identify the customer that accounted for 10% or more of revenue during the fiscal years 2022 and 2021 (the “Named Customer”). The Registrant has not identified the customer that accounted for 10% or more of revenue during fiscal year 2020 as the Registrant believes that the percentage of revenue attributable to such customer declined below 10% in fiscal years 2021 and 2022 and has continued in a downward trend for fiscal year 2023. As such, the Registrant believes that the identification of that customer is not information that is material to an investor or would increase an investor’s understanding of the Registrant.

Additionally, the Registrant respectfully advises the Staff that it determined that its agreement with the Named Customer (the “Named Customer Agreement”) is not a material agreement under Item 601(b)(10) of Regulation S-K because (1) the Named Customer Agreement was entered into in the ordinary course of the Registrant’s business and the forms of agreements constituting the entire customer relationship are ordinary course agreements for the Registrant and (2) the revenues representing the business from the Named Customer is replaceable with other customers in the Registrant’s current pipeline.

Item 601(b)(10)(ii) of Regulation S-K provides that if a contract ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls under one of four enumerated exceptions. The Registrant has reviewed its relationship with the Named Customer and, based on that review, believes that the Named Customer Agreement is the type of arrangement that typically accompanies the kind of business conducted by the Registrant in the ordinary course.

Additionally, the Registrant acknowledges that while attracting a new customer or expanding the Registrant’s relationship with an existing customer may take some time, the Registrant ultimately believes that revenues attributable to the Named Customer are replaceable without causing substantial harm to the Registrant’s business or results of operations over the longer term. Therefore, the Registrant’s business is not substantially dependent upon the Named Customer Agreement, and the Agreement does not fall into any of the four enumerated exceptions for contracts entered into in the ordinary course of business.

Unaudited Condensed Combined Financial Statements of Nextracker

7. Commitments and contingencies, page F-49

2.	Your disclosure now states the case with ATI was settled on June 15, 2022. Please reconcile this with the date disclosed in Note 9 on page F-29.

Response: The Registrant has revised its disclosure on page F-49 to reconcile the date of the ATI settlement with the disclosure in Note 9 of page F-29.

* * *

Sergio Chinos, Esquire

United States Securities and Exchange Commission

December 20, 2022

Please do not hesitate to contact the undersigned at (212) 839-5684 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Sam A. Gandhi
Samir A. Gandhi

cc:	Jay Ingram, Securities and Exchange Commission

Dale Welcome, Securities and Exchange Commission

Anne McConnell, Securities and Exchange Commission

Heather Childress, Flex Ltd.

Sharon R. Flanagan, Sidley Austin LLP

Lindsey A. Smith, Sidley Austin LLP

Robert G. Day, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Melissa S. Rick, Wilson Sonsini Goodrich & Rosati, Professional Corporation